Filed Pursuant to Rule 424(b)(4)
Registration No. 333-153089

          GRIFFON CORPORATION

Up to 30,500,000 Shares of Common Stock
Issuable Upon Exercise of Rights to Subscribe for Such Shares at $8.50 per Share,
a Backstop Commitment and the Additional Purchase Commitments
Up to 125,000 Shares of Series C Preferred Stock

          We are distributing at no charge to the holders of our common stock on September 5, 2008, which we refer to as the record date, transferable rights to purchase up to an aggregate of 20,000,000 new shares of our common stock. We will distribute to you one transferable right for every share of common stock that you own on the record date. Each right entitles the holder to purchase 0.6344 shares of common stock at the subscription price of $8.50 per share of common stock, which we refer to as the subscription right. Holders who fully exercise their rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights, which we refer to as the over-subscription right. The over-subscription right allows a rights holder to subscribe for an additional amount equal to up to 20% of the shares of common stock for which such holder was otherwise entitled to subscribe. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

          The rights will expire at 5:00 p.m., New York City time, September 19, 2008, unless extended as described herein, which date we refer to as the expiration date. We may extend the period for exercising the rights in our sole discretion, subject to the terms of the Investment Agreement described below. You will have no right to rescind your subscriptions after receipt of your payment of the subscription price except as described in this prospectus. Rights that are not exercised prior to the expiration date will expire and have no value. There is no minimum number of shares that we must sell in order to complete the rights offering.

          Our shares of common stock are traded on the New York Stock Exchange, or NYSE, under the symbol "GFF." The closing price of our shares of common stock on August 28, 2008 was $12.36 per share. The rights are transferable and will be listed for trading on the NYSE under the symbol "GFF RT" during the course of this offering.

          We have entered into an investment agreement, or the Investment Agreement, with GS Direct, L.L.C., or GS Direct, an affiliate of Goldman, Sachs & Co., under which GS Direct has agreed to purchase from us, at the subscription price, a number of shares of common stock equal to (x) 20,000,000 (the aggregate number of shares of common stock issuable upon exercise of the rights issued in this offering) minus (y) the number of shares of common stock subscribed for and purchased in this offering, which transaction we refer to as the Backstop Commitment, subject to the terms and conditions of the Investment Agreement. In addition, in the event GS Direct acquires less than 10,000,000 shares of common stock as part of the Backstop Commitment (such number of shares less than 10,000,000, the "Shortfall Amount"), GS Direct has committed, which commitment we refer to as the Additional GS Purchase Commitment, to purchase from us an additional number of shares of common stock equal to the Shortfall Amount at the subscription price, subject to the terms and conditions of the Investment Agreement. In certain circumstances described in this prospectus and the Investment Agreement, we may sell GS Direct shares of non-cumulative, non-voting Series C preferred stock convertible into shares of common stock at a price of $850.00 per share in lieu of shares of our common stock issuable in the Backstop Commitment.

          As a condition to GS Direct's Backstop Commitment and the Additional GS Purchase Commitment, our Chief Executive Officer, Ronald J. Kramer, has agreed to purchase at least 500,000 shares of common stock from us at a price per share equal to $8.50, which we refer to as the CEO Purchase Commitment and, together with the Additional GS Purchase Commitment, we refer to as the Additional Purchase Commitments.

          An investment in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus.

	Subscription Price		Dealer Manager Fee(1)	Proceeds, Before Expenses, to us

Per share	$8.50		$0.003	$8.497

Total	$259,250,000	(2)	$100,000	$259,150,000.00	(2)

(1)
In connection with the offering, Lazard Capital Markets LLC, the dealer manager for this offering, will receive a fee of $100,000 for its marketing services. In addition, we have agreed to reimburse the dealer manager for its expenses incurred in connection with this offering.

(2)
Assumes that the rights offering is fully subscribed and that the maximum of 10,500,000 shares are sold pursuant to the Additional Purchase Commitments.

          Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

          As a result of the terms of this offering, stockholders who do not fully exercise their rights will own, upon completion of this offering, a smaller proportional interest in us than otherwise would be the case had they fully exercised their rights. In addition, as a result of the Additional Purchase Commitments, all stockholders will own a smaller proportional interest in us. See "Risk Factors—Risks Related To This Offering—Your interest in us may be diluted as a result of this offering" in this prospectus for more information.

If you have any questions or need further information about this rights offering, please call MacKenzie Partners, Inc., our information agent for the rights offering, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

LAZARD CAPITAL MARKETS

August 28, 2008

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus or any free writing prospectus we may authorize to be delivered to you. We have not, and have not authorized anyone else, to provide you with different or additional information. We are not making an offer of securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

        As used in this prospectus, "Griffon," "we," "our" and "us" refer to Griffon Corporation and its subsidiaries, unless stated otherwise or the context requires otherwise.

i

SUMMARY

        The following summary provides an overview of certain information about Griffon and this offering and may not contain all the information that is important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus and the documents we incorporate by reference. You should read this entire prospectus and the documents that we incorporate by reference carefully before making a decision about whether to invest in our securities.

Griffon

        Griffon Corporation, headquartered in Jericho, New York, is a diversified holding company primarily consisting of three distinct business segments: Electronic Information and Communication Systems, through Telephonics Corporation; Garage Doors, through Clopay Building Products Company; and Specialty Plastic Films, through Clopay Plastic Products Company. Telephonics Corporation's high-technology engineering and manufacturing capabilities provide integrated information, communication and sensor system solutions to military and commercial markets worldwide. Telephonics specializes in aircraft intercommunication systems, wireless communication systems, radar, identification friend or foe products, integrated security systems, air traffic management systems, aerospace electronics, and the performance of threat and radar system analyses. Clopay Building Products Company is a leading manufacturer and marketer of residential garage doors to professional installing dealers and major home center retail chains. Clopay Plastic Products is an international leader in the development and production of embossed, laminated and printed specialty plastic films used in a variety of hygienic, health-care and industrial markets. We are in the process of discontinuing our Installation Services segment, which sells, installs and services garage doors, garage door openers, manufactured fireplaces, floor coverings, cabinetry and a range of related building products primarily for the new residential housing market.

Electronic Information and Communication Systems

        We, through our wholly-owned subsidiary Telephonics Corporation, specialize in advanced electronic information and communication systems for defense, aerospace, civil, industrial, and commercial applications domestically and in certain international markets. We design, manufacture, sell and provide logistical support for aircraft communication systems, radar, air traffic management, information and command and control systems, identification friend or foe equipment, Integrated Homeland Security Systems and custom, mixed-signal, application specific integrated circuits. We are a leading supplier of airborne maritime surveillance radar and aircraft intercommunication management systems, the segment's two largest product lines.

Garage Doors

        We believe that our wholly-owned subsidiary, Clopay Building Products Company, is the largest manufacturer and marketer of residential garage doors and among the largest manufacturers of commercial sectional doors in the United States. Our building products are sold under the Clopay®, Ideal Door® and Holmes® brand names through an extensive distribution network throughout the United States. We estimate that the majority of Garage Doors' net sales are from sales of garage doors to the home remodeling segment of the residential housing market, with the balance from the new residential housing and commercial building markets.

Specialty Plastic Films

        We, through our wholly-owned subsidiary Clopay Plastics Products Company, develop and produce specialty plastic films and laminates for a variety of hygienic, health care and industrial uses in domestic and certain international markets. Specialty Plastic Films' products include thin gauge embossed and printed films, elastomeric films and laminates of film and non-woven fabrics. These products are used primarily as moisture barriers in disposable infant diapers, adult incontinence products and feminine hygiene products, as protective barriers in single-use surgical and industrial gowns, drapes and equipment covers, and as packaging for hygienic products.

Discontinued Operations—Installation Services

        We had developed a substantial network of specialty building products installation and service operations. Our network of locations covered many of the key new single family home markets in the United States and offered a variety of building products and services to the residential construction and remodeling industries. In May 2008, our board of directors approved a plan to exit substantially all operating activities of the Installation Services segment in 2008. In the second and third quarters of fiscal 2008, we sold nine business units to one buyer, closed four units and merged two units into our Garage Doors segment. In August 2008, we entered into an agreement to sell the two remaining units in Phoenix and Las Vegas that is expected to close in our fiscal fourth quarter. See "Risk Factors—Additional Risks Related to Our Operations and Business Strategy."

The Rights Offering

The Offer

        We are distributing at no charge to the holders of our common stock on September 5, 2008, which we refer to as the record date, transferable rights to purchase up to an aggregate of 20,000,000 new shares of our common stock. We will distribute one transferable right for every share of common stock that you own on the record date (1 for 1). Each right entitles the holder to purchase 0.6344 shares of common stock at the subscription price of $8.50 per share of common stock, which we refer to as the subscription right. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

        Rights may be exercised at any time during the subscription period, which commences on September 8, 2008 and ends at 5:00 p.m., New York City time, on September 19, 2008, the expiration date, unless extended by us. The rights are transferable and will be listed for trading on the NYSE under the symbol "GFF RT" during the course of this offering. See "The Rights Offering."

Over-Subscription Right

        Rights holders who fully exercise their rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights, which we refer to as the over-subscription right. The over-subscription right allows a rights holder to subscribe for an additional amount equal to up to 20% of the shares of common stock for which such subscriber was otherwise entitled to subscribe (calculated prior to the exercise of rights). If sufficient remaining shares of our common stock are available, all over-subscription requests will be honored in full. Shares acquired pursuant to the over-subscription right are subject to certain limitations and pro rata allocations. See "The Rights Offering—Over-Subscription Right."

Termination

        This offering may only be terminated with the consent of GS Direct or after the termination of the Investment Agreement. See "The Investment Agreement—Termination." If the offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with the offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the offering and return your subscription payment.

Sale of Rights

        The rights are evidenced by a subscription certificate and are transferable until September 19, 2008 (or if the offering is extended, until the extended expiration date). The rights will be listed for trading on the NYSE under the symbol "GFF RT." We will use our best efforts to ensure that an adequate trading market for the rights will exist. However, no assurance can be given that a market for the rights will develop. Trading in the rights on the NYSE may be conducted until close of trading on the NYSE on September 18, 2008 (or, if the offering is extended, until the extended expiration date). See "The Rights Offering—Sale of Rights."

Use of Proceeds

        We intend to use the net proceeds received from the exercise of the rights, the Backstop Commitment and the Additional Purchase Commitments for general corporate purposes and to fund future growth. See "Use of Proceeds."

Subscription Agent

        American Stock Transfer & Trust Company will act as the subscription agent in connection with this offering.

Information Agent

        MacKenzie Partners, Inc. will act as the information agent in connection with this offering. You may contact MacKenzie Partners with questions at (212) 929-5500 (collect) or toll-free at (800) 322-2885.

How to Obtain Subscription Information

  •
  Contact your broker-dealer, trust company, or other nominee where your rights are held, or

  •
  Contact the information agent, MacKenzie Partners, Inc., at (212) 929-5500 (collect) or toll-free at (800) 322-2885.

How to Subscribe

  •
  Deliver a completed subscription certificate and the required payment to the subscription agent by the expiration date, or

  •
  If your shares are held in an account with your broker-dealer, trust company, bank or other nominee, which qualifies as an Eligible Guarantor Institution under Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, have your Eligible Guarantor Institution deliver a notice of guaranteed delivery to the subscription agent by the expiration date.

Distribution Arrangements

        Lazard Capital Markets LLC will act as dealer manager for the offering. Under the terms and subject to the conditions contained in the dealer manager agreement, the dealer manager will provide marketing assistance in connection with the offering. The offering is not contingent upon any number of rights being exercised. We have agreed to pay the dealer manager a fee of $100,000 for its marketing services. In addition, we have agreed to reimburse the dealer manager for its expenses incurred in connection with this offering.

Important Dates to Remember

Record Date	September 5, 2008
Subscription Period	from September 8, 2008 to September 19, 2008	(1)
Expiration Date	September 19, 2008	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares(2)	September 19, 2008	(1)
Deadline for Delivery of Notice of Guaranteed Delivery(2)	September 19, 2008	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares pursuant to Notice of Guaranteed Delivery	September 24, 2008	(1)
Confirmations Mailed to Participants	October 6, 2008	(1)

(1)
Unless the offering is extended.

(2)
Participating rights holders must, by the expiration date of this offering (unless the offering is extended), either (i) deliver a subscription certificate and payment for shares or (ii) cause to be delivered on their behalf a notice of guaranteed delivery.

Ownership Restrictions

        We will require each rights holder exercising its rights to represent to us in the subscription certificate that, together with any of its affiliates or any other person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities it will not beneficially own more than 14.99% of our outstanding shares of common stock (calculated immediately upon closing of this offering after giving effect to the Backstop Commitment) as a result of the exercise of rights. With respect to any stockholder who already beneficially owns in excess of 14.99% of our outstanding shares of common stock, we will require such holder to represent to us in the subscription certificate that they will not, via the exercise of their rights, increase their proportionate interest in our common stock.

        Any rights holder found to be in violation of either such representation will have granted to us in the subscription certificate, with respect to any such excess shares, (1) an irrevocable proxy and (2) a right for a limited period of time to repurchase such excess shares at the lesser of the $8.50 per share price and market price, each as set forth in more detail in the subscription certificate.

Investment Agreement

        We have entered into an investment agreement, or the Investment Agreement, with GS Direct, L.L.C., or GS Direct, an affiliate of Goldman, Sachs & Co., under which GS Direct has agreed, subject to the terms and conditions therein, to purchase from us, at the subscription price, a number of shares of common stock equal to (x) 20,000,000 (the aggregate number of shares of common stock issuable upon exercise of the rights issued in this offering) minus (y) the number of shares of common stock subscribed for and purchased as part of this offering, which transaction we refer to as the Backstop Commitment.

        In addition, subject to the terms and conditions in the Investment Agreement, in the event GS Direct acquires less than 10,000,000 shares of common stock in the Backstop Commitment (such number of shares less than 10,000,000, the "Shortfall Amount"), GS Direct has committed to purchase from us an additional number of shares of common stock equal to the Shortfall Amount at the subscription price, which commitment we refer to as the Additional GS Purchase Commitment. We have agreed to pay GS Direct a commitment fee equal to $850,000 in connection with the Additional GS Purchase Commitment.

        In certain circumstances principally intended to prevent GS Direct from acquiring more than 27.9% (or such lesser amount as provided in the Investment Agreement) of the aggregate ordinary voting power of our voting stock, we may sell GS Direct shares of non-cumulative, non-voting Series C preferred stock convertible into shares of common stock (the "Preferred Stock") in lieu of shares of our common stock. See 'The Investment Agreement."

        Under the Investment Agreement, from the closing of the Backstop Commitment and, as applicable, the Additional GS Purchase Commitment, which we refer to as the Investment Agreement Closing, until the earlier of (i) the date on which GS Direct ceases to beneficially own 10% or more of our total equity and (ii) the date on which our common stock ceases to be registered under Section 12 of the Exchange Act, GS Direct is entitled to nominate one to four individuals to serve on our board of directors, based on its percentage interest in us. Our nominating committee will designate the remainder of the slate of directors, and we have agreed to recommend that our stockholders vote in favor of the slate of directors designated by the nominating committee (which shall include the GS Direct nominees), and GS Direct has agreed to vote in favor of (and against the removal of any director that was on) the slate of directors designated by the nominating committee. The ability to nominate such individuals is subject to certain procedures and ownership thresholds described in the Investment Agreement. See "The Investment Agreement."

        The Investment Agreement also provides that, until the earlier of (i) the date on which GS Direct ceases to beneficially own 10% or more of our total equity and (ii) the date on which our common stock ceases to be registered under Section 12 of the Exchange Act, subject to certain exceptions set forth in the Investment Agreement, GS Direct may not purchase or otherwise acquire or offer to acquire additional shares, or rights or options to acquire additional shares, of our voting stock, except pursuant to the Backstop Commitment and the Additional GS Purchase Commitment. However, should GS Direct's total equity ownership percentage decrease as a result of an issuance of voting stock by us (other than certain specified issuances), GS Direct has the right to acquire in the secondary market such additional number of shares of our common stock as necessary to maintain the percentage of our total equity it owned prior to such issuance. In addition, for the same period GS Direct, has agreed not to sell or otherwise transfer any of its shares of our voting stock except to its affiliates or to persons that will not own, after such transfer, 10% or more of our voting stock or pursuant to registered underwritten offerings.

        We have agreed to provide certain customary demand and piggyback registration rights to GS Direct in connection with the shares it acquires under the Backstop Commitment and Additional GS Purchase Commitment. Our obligations pursuant to the registration rights agreement, however, do not become effective until one year from the Investment Agreement Closing.

        The Investment Agreement Closing is subject to satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement, consummation of the rights offering and the receipt of all requisite approvals and authorizations of, filings with, and notifications to, or expiration or termination of any applicable waiting period under applicable antitrust, competition and merger control laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the competition or merger control laws of Germany and Austria. The Investment Agreement Closing also is subject to the satisfaction or waiver of the purchase commitment by our Chief Executive Officer, Ronald J. Kramer, to acquire at least 500,000 shares of our common stock at a price per share equal to $8.50, which we refer to as the CEO Purchase Commitment and, together with the Additional GS Purchase Commitment, we refer to as the Additional Purchase Commitments.

Risk Factors

        Investing in our common stock involves a high degree of risk. You should consider carefully the information found in "Risk Factors."

Corporate Information

        Our corporate headquarters are located at 100 Jericho Quadrangle, Jericho, New York, 11753, and our telephone number is (516) 938-5544.

RISK FACTORS

        Exercising your rights and investing in our common stock involves risks. You should consider carefully the following information about these risks, together with the other information incorporated by reference into this prospectus, including the information discussed under the caption "Risk Factors" in our Annual Report on Form 10-K filed with the SEC on November 29, 2007 and in our Quarterly Reports on Form 10-Q filed with the SEC on May 12, 2008 and August 11, 2008, before investing in our shares of common stock. These risks could have a material adverse effect on our business, financial condition, liquidity and results of operations and the market price of our common stock.

Additional Risks Related to Our Operations and Business Strategy

Periods of adverse market volatility could adversely affect our liquidity.

        During periods of economic decline in the markets in which we operate, which include the residential and commercial real estate markets, as well as the credit markets, we are exposed to basic economic risks including a decrease in the demand for the products and services that we offer and a higher risk of default on our receivables, which may in turn have a material adverse effect on our business and results of operations.

There may be unforeseen expenses in connection with our exit from substantially all operating activities of our Installation Services segment, and we may be unable to complete our exit by the end of fiscal year 2008.

        In May 2008, the company's board of directors approved a plan to exit substantially all operating activities of the Installation Services segment in 2008. The company recorded aggregate disposal costs of $23.3 million and $36.2 million for the three and nine months ended June 30, 2008. The company presently estimates that it may incur additional total disposal costs of up to $17 million for the remainder of fiscal 2008, of which $5 million to $10 million is estimated to be cash-related. Such estimates may be exceeded by unforeseen events.

Risks Related to the Rights Offering

Your interest in us may be diluted as a result of this offering.

        Stockholders who do not fully exercise their rights should expect that they will, at the completion of this offering, own a smaller proportional interest in us than would otherwise be the case had they fully exercised their rights. In addition, as a result of the Additional Purchase Commitments, all stockholders will own a smaller proportional interest in us than they owned prior to the offering.

GS Direct will control a substantial interest in us and thus may exert significant influence on corporate affairs and actions, including those submitted to a stockholder vote.

        Following the Investment Agreement Closing, GS Direct will own at least approximately 16.5% of our issued and outstanding shares of common stock and possibly as much as approximately 40% of our issued and outstanding equity in the event that no rights are exercised. While under the Investment Agreement GS Direct has agreed to provisions that establish certain rights and limitations regarding their exercise of such equity interest, they will still have considerable influence on our corporate affairs and actions, including those submitted to a stockholder vote. The interests of GS Direct may be different from your interests. See "The Investment Agreement—Governance Arrangements."

There can be no guarantee that the transactions contemplated by the Investment Agreement will be consummated.

        There can be no guarantee that the transactions contemplated by the Investment Agreement will be consummated and accordingly there is no guarantee that 20,000,000 shares will be issued in connection with this offering or that 500,000 shares in connection with the CEO Purchase Commitment will be issued or that any of the 10,000,000 shares issuable pursuant to the Additional GS Purchase Commitment will be issued.

This offering may cause the price of our common stock to decrease.

        The subscription price per share is lower than the average of the closing sales prices of our common stock over the thirty (30) trading day period ended August 28, 2008. The subscription price, together with the number of shares of common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of this offering. If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the prevailing market price. Further, if a substantial number of rights are exercised and the holders of the shares received upon exercise of those rights choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock. There is no assurance that following the exercise of your rights you will be able to sell your common stock at a price equal to or greater than the subscription price.

You could be committed to buying shares of common stock above the prevailing market price.

        Once you exercise your rights, you may not revoke such exercise even if you later learn information that you consider to be unfavorable to the exercise of your rights. Our shares of common stock are traded on the NYSE under the symbol "GFF." On August 7, 2008, the last trading day before this offering was publicly announced, the closing price for our shares of common stock on the NYSE was $9.98. On August 28, 2008, the date of this prospectus, the closing sales price of our shares of common stock was $12.36 per share. We cannot assure you that the market price of our shares of common stock will not decline prior to the expiration of this offering or that, after shares of common stock are issued upon exercise of rights, a subscribing rights holder will be able to sell shares of common stock purchased in this offering at a price greater than or equal to the subscription price.

Our common stock price may be volatile.

        The trading price of our common stock may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the subscription price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  significant volatility in the market price and trading volume of securities of our competitors;

  •
  actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations or recommendations of securities analysts;

  •
  material announcements by us or our competitors regarding business performance, financings, mergers and acquisitions or other transactions;

  •
  general economic conditions and trends;

  •
  state of the housing market;

  •
  the results of our restructuring and disposal efforts;

  •
  competitive factors and pricing pressures for resin and steel;

  •
  capacity and supply constraints; or

  •
  departures of key personnel.

The subscription price determined for this offering is not an indication of the value of our common stock.

        The subscription price was set by our board of directors and negotiated with GS Direct and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of our common stock. After the date of this prospectus, our common stock may trade at prices below the subscription price.

No prior market exists for the rights.

        The rights are a new issue of securities with no established trading market and we cannot assure you that a market for the rights will develop or, if a market does develop, as to how liquid it will be. We have not retained any investment bank or broker-dealer to serve as a market maker for the rights or to make a market in the rights, and we do not expect that anyone will do so. The rights are transferable until 5:00 p.m., New York City time, on September 19, 2008, the expiration date of this rights offering, unless extended, at which time they will cease to have any value. However, the subscription agent will only facilitate subdivisions or transfers of the physical rights certificates until 5:00 p.m., New York City time, on September 16, 2008, three business days prior to the September 19, 2008 expiration date. If you wish to sell your rights or the subscription agent tries to sell rights on your behalf in accordance with the procedures discussed in this prospectus but such rights cannot be sold, or if you provide the subscription agent with instructions to exercise the subscription rights and your instructions are not timely received by the subscription agent, then the rights will expire and will have no further value.

You may not be able to resell any shares of our common stock that you purchase upon the exercise of rights immediately upon expiration of this offering.

        If you exercise your rights, you may not be able to resell the common stock purchased by exercising your rights until you (or your broker or other nominee) have received a stock certificate for those shares. Although we will endeavor to issue the appropriate certificates as soon as practicable after completion of this offering, there may be some delay between the expiration date and the time that we issue the new stock certificates.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We will have broad discretion in determining how the proceeds of the offering will be used. While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering. Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds.

If we cancel this offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

        We may withdraw or terminate this offering only with the consent of GS Direct or after the termination of the Investment Agreement. If we withdraw or terminate this offering, neither we nor the subscription agent will have any obligation with respect to rights that have been exercised except to return, without interest or deduction, any subscription payments the subscription agent received from you.

If you do not act on a timely basis and follow subscription instructions, your exercise of rights may be rejected.

        Holders of shares of common stock who desire to purchase shares of our common stock in this offering must act on a timely basis to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date, unless extended. If you are a beneficial owner of shares of common stock and you wish to exercise your rights, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by your broker, custodian bank or other nominee in sufficient time to deliver such forms and payments to the subscription agent to exercise the rights granted in this offering that you beneficially own prior to 5:00 p.m., New York City time on the expiration date, unless extended. We will not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date, unless extended.

        If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you make payment of the subscription price by uncertified check, your check may not clear in sufficient time to enable you to purchase shares in this rights offering.

        Any uncertified check used to pay for shares to be issued in this rights offering must clear prior to the expiration date of this rights offering, and the clearing process may require five or more business days. If you choose to exercise your subscription rights, in whole or in part, and to pay for shares by uncertified check and your check has not cleared prior to the expiration date of this rights offering, you will not have satisfied the conditions to exercise your subscription rights and will not receive the shares you wish to purchase.

The receipt of rights may be treated as a taxable dividend to you.

        The distribution of the rights in this offering should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"). See "Material U.S. Federal Income Tax Considerations." This position is not binding on the IRS, or the courts, however. If this offering is part of a "disproportionate distribution" under Section 305 of the Code, your receipt of rights in this offering may be treated as the receipt of a distribution equal to the fair market value of the rights. Any such distribution would be treated as dividend income to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of capital to the extent thereof and then as capital gain.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical fact included in this prospectus, including statements regarding our financial position, business strategy and the plans and objectives of our management for future operations, are forward-looking statements. When used in this prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including the factors identified in this prospectus under "Risk Factors" and in our SEC filings under "Risk Factors" and including but not limited to:

  •
  the credit markets;

  •
  the housing market;

  •
  results of integrating acquired businesses into existing operations;

  •
  the results of our restructuring and disposal efforts;

  •
  competitive factors and pricing pressures for resin and steel; and

  •
  capacity and supply constraints.

        Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of Griffon. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        Assuming that 20,500,000 shares of common stock are issued in this offering, the Backstop Commitment and the CEO Purchase Commitment and that no shares are acquired pursuant to the Additional GS Purchase Commitment, we estimate that the net proceeds will be approximately $168,025,000, after deducting expenses related to this offering payable by us estimated at approximately $6,225,000, including dealer manager fees.

        Assuming that 20,500,000 shares of common stock are issued in this offering (with no shares acquired pursuant to the Backstop Commitment) and the CEO Purchase Commitment and that the maximum of 10,000,000 shares are acquired pursuant to the Additional GS Purchase Commitment, we estimate that the net proceeds will be approximately $252,750,000, after deducting expenses related to this offering payable by us estimated at approximately $6,500,000, including dealer manager fees.

        We have undertaken this offering, the Backstop Commitment and the Additional Purchase Commitments to further strengthen our balance sheet, and we intend to use the net proceeds for general corporate purposes and to fund future growth.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2008 and our capitalization (i) on a pro forma as adjusted basis to give effect to the sale of 20,500,000 shares of our common stock in this offering, the Backstop Commitment and the CEO Purchase Commitment, assuming a subscription price of $8.50 per share, and our receipt of the net proceeds from that sale and (ii) on a pro forma as further adjusted basis to give effect to the sale of 30,500,000 shares of our common stock in this offering (with no sales under the Backstop Commitment) and the Additional Purchase Commitments, at a subscription price of $8.50 per share, and our receipt of the net proceeds from that sale. This table should be read in conjunction with our consolidated audited and unaudited financial statements and the notes thereto. See "Incorporation By Reference."

	Actual	Pro Forma As Adjusted	Pro Forma As Further Adjusted
Cash and cash equivalents	$47,039,000	$215,064,000	$299,789,000

Total debt	$234,684,000	$234,684,000	$234,684,000

Shareholders' Equity:
Preferred shares, par value $0.25 per share, 3,000,000 shares authorized and none issued and outstanding at June 30, 2008(1)	—	—	—
Shares of common stock, par value $0.25 per share, 85,000,000 shares authorized and 42,626,448 shares issued and outstanding at June 30, 2008, 63,126,448 shares pro forma as adjusted, and 73,126,448 shares pro forma as further adjusted	$10,657,000	$15,782,000	$18,282,000
Capital in excess of par	182,749,000	345,649,000	427,874,000
Retained earnings	423,970,000	423,970,000	423,970,000
Treasury shares, at cost, 12,440,015 common shares at June 30, 2008	(213,310,000)	(213,310,000)	(213,310,000)
Accumulated other comprehensive income	57,164,000	57,164,000	57,164,000
Deferred compensation	(1,238,000)	(1,238,000)	(1,238,000)

Total shareholders' equity	$459,992,000	$628,017,000	$712,742,000

Total capitalization	$694,676,000	$862,701,000	$947,426,000

(1)
Table assumes that no shares of Series C Preferred Stock are issued in connection with the Backstop Commitment and the Additional GS Purchase Commitment. If Shares of Series C Preferred Stock are issued in connection therewith, it would be reflected on this table as a dollar for dollar reallocation of paid-in-capital from the common share account to the preferred share account.

THE RIGHTS OFFERING

Terms of the Offer

        We are issuing to our record date stockholders transferable rights to subscribe for an aggregate of up to 20,000,000 shares of our common stock. Each record date stockholder is being issued one transferable right for each share of our common stock owned on the record date (1 for 1). Each right entitles the holder to purchase 0.6344 shares of common stock, which we refer to as the subscription right, at the subscription price of $8.50 per share of common stock. Rights may only be exercised for whole numbers of shares; no fractional shares of common stock will be issued in this offering.

        Rights may be exercised at any time during the subscription period, which commences on September 8, 2008 and ends at 5:00 p.m., New York City time, on September 19, 2008, the expiration date, unless extended by us.

        The rights are transferable and will be listed for trading on the NYSE under the symbol "GFF RT" during the course of this offering. The shares of our common stock issued upon the exercise of rights will be listed on the NYSE under the symbol "GFF." The rights will be evidenced by subscription certificates which will be mailed to stockholders, except as discussed below under "Foreign Stockholders."

        Rights holders who fully exercise their rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights, which we refer to as the remaining shares, in an amount equal to up to 20% of the shares for which they were otherwise entitled to subscribe (calculated prior to the exercise of any rights), which we refer to as the over-subscription right. If sufficient remaining shares of our common stock are available, all over-subscription requests will be honored in full. Shares acquired pursuant to the over-subscription right are subject to certain limitations and pro rata allocations. See "Over-Subscription Right" below.

        For purposes of determining the number of shares a rights holder may acquire in this offering, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co., or Cede, or by any other depository or nominee will be deemed to be the holders of the rights that are issued to Cede or the other depository or nominee on their behalf.

        There is no minimum number of rights which must be exercised in order for the offering to close.

Over-Subscription Right

        Rights holders who fully exercise their rights will be entitled to subscribe, subject to certain limitations and subject to allotment, for additional shares that remain unsubscribed as a result of any unexercised rights, which we refer to as the remaining shares, in an amount equal to up to 20% of the shares for which they were otherwise entitled to subscribe (calculated prior to the exercise of any rights). Rights holders should indicate on the subscription certificate that they submit with respect to the exercise of the rights issued to them how many additional shares they are willing to acquire pursuant to the over-subscription right. If there are sufficient remaining shares, all over-subscription requests will be honored in full. If requests for shares pursuant to the over-subscription right exceed the remaining shares available, the available remaining shares will be allocated pro-rata among rights holders who over-subscribe based on the number of rights then held. The percentage of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. The allocation process may involve a series of allocations to assure that the total number of remaining shares available for over-subscriptions is distributed on a pro-rata basis. The formula to be used in allocating the available excess shares is as follows:

Rights Holder's Rights Ownership as of the Expiration Date Total Rights Ownership as of the Expiration Date of Rights Holders Exercising Their Over-Subscription Right	×	Shares Available for Rights Holders Exercising Their Over-Subscription Right

        Banks, brokers, trustees and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription right may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription right and the number of shares subscribed for pursuant to the over-subscription right by such beneficial owner.

        We will not offer or sell in connection with the offering any shares that are not subscribed for pursuant to the basic subscription right or the over-subscription right. GS Direct, however, has agreed to backstop the offering pursuant to the Backstop Commitment. See "The Investment Agreement—The Backstop Commitment."

Expiration of the Offer

        The offering will expire at 5:00 p.m., New York City time, on September 19, 2008, the expiration date, unless extended by us, and may not be exercised thereafter.

        Subject to the terms of the Investment Agreement, our board of directors may determine to extend the subscription period, and thereby postpone the expiration date, to the extent our board of directors determines that doing so is in the best interest of our stockholders.

        Any extension of the offering will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or such other means of announcement as we deem appropriate.

Determination of the Offering Price

        The $8.50 subscription price was set by our board of directors after negotiation with GS Direct. In approving the subscription price, the board of directors considered, among other things, the following factors:

  •
  the historical and current market price of our common stock, including that the subscription price represented a 8.4% discount to the trailing 30 day average closing price of our common stock on the NYSE of $9.28 as of August 5, 2008 (the second to last trading day for which information was available prior to board approval of this offering), and a 15.6% discount to the closing price of our common stock on the NYSE of $10.07 per share as of August 5, 2008;

  •
  the fact that the rights will be transferable and listed on the NYSE during the subscription period;

  •
  the fact that holders of rights will have an over-subscription right (See "Over-Subscription Right");

  •
  the low level of execution risk of raising of capital in the offering with the Backstop Commitment and the Additional Purchase Commitments;

  •
  the terms and expenses of the offering relative to other alternatives for raising capital, including fees payable to the dealer manager and our advisors;

  •
  the size of the offering; and

  •
  the general condition of the securities market.

Information Agent

        MacKenzie Partners, Inc. will act as the information agent in connection with this offering. The information agent will receive for its services a fee estimated to be approximately $12,000 plus reimbursement of all out-of-pocket expenses related to the offering. MacKenzie Partners can be contacted at the below address:

MacKenzie Partners, Inc.
105 Madison Avenue,
New York, NY 10016
Collect: (212) 929-5500
Toll-free: (800) 322-2885
Email: rightsoffering@mackenziepartners.com

Subscription Agent

        American Stock Transfer & Trust Company will act as the subscription agent in connection with this offering. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $100,000, plus reimbursement for all out-of-pocket expenses related to the offering.

        Completed subscription certificates must be sent together with full payment of the subscription price for all shares subscribed for through the exercise of the subscription right and the over-subscription right to the subscription agent by one of the methods described below. Alternatively, an Eligible Guarantor Institution may send notices of guaranteed delivery by facsimile to (718) 234-5001, which must be received by the subscription agent at or prior to 5:00 p.m., New York City time, on the expiration date of the offering or, if the offering is extended, by the close of business on the extended expiration date. Facsimiles should be confirmed by telephone at (877) 248-6417 or (718) 921-8317. We will accept only properly completed and duly executed subscription certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., New York City time, on the expiration date of the offering or by the close of business on the third business day after the expiration date of the offering following timely receipt of a notice of guaranteed delivery. See "Payment for Shares" below. In this prospectus, close of business means 5:00 p.m., New York City time, on the relevant date.

Subscription Certificate Delivery Method	Address/Number
By Notice of Guaranteed Delivery:	Contact an Eligible Guarantor Institution, which may include a commercial bank or trust company, a member firm of a domestic stock exchange or a savings bank or credit union, to notify us of your intent to exercise the rights.
By Mail or Overnight Courier:	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
By Hand Mail:	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, New York 10038

        Delivery to an address other than one of the addresses listed above may not constitute valid delivery and, accordingly, may be rejected by us.

        Any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this prospectus or subscription certificates or notices of guaranteed delivery may be directed to the subscription agent at its telephone number and address listed below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Collect: (212) 929-5500
Toll-free: (800) 322-2885
Email: rightsoffering@mackenziepartners.com

Stockholders may also contact their broker-dealers or nominees for information with respect to the offering.

Methods for Exercising Rights

        Rights are evidenced by subscription certificates that, except as described below under "Foreign Stockholders," will be mailed to record date stockholders or, if a record date stockholder's shares are held by a depository or nominee on his, her or its behalf, to such depository or nominee. Rights may be exercised by completing and signing the subscription certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription certificate to the subscription agent, together with payment in full for the shares at the estimated subscription price by the expiration date of the offering. Rights may also be exercised by contacting your broker, trustee or other nominee, who can arrange, on your behalf, to guarantee delivery of payment and delivery of a properly completed and duly executed subscription certificate pursuant to a notice of guaranteed delivery by the close of business on the third business day after the expiration date. A fee may be charged for this service. Completed subscription certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before the expiration date (unless payment is effected by means of a notice of guaranteed delivery as described below under "Payment for Shares") at the offices of the subscription agent at the address set forth above.

  Exercise of the Over-Subscription Right

        Rights holders who fully exercise all rights issued to them may participate in the over-subscription right by indicating on their subscription certificate the number of shares they are willing to acquire. If sufficient remaining shares are available after the primary subscription, all over-subscriptions will be honored in full; otherwise, remaining shares will be allocated on a pro rata basis as described under "Over-Subscription Right" above

  Record Date Stockholders Whose Shares are Held by a Nominee

        Record date stockholders whose shares are held by a nominee, such as a bank, broker-dealer or trustee, must contact that nominee to exercise their rights. In that case, the nominee will complete the subscription certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under "Payment for Shares" below.

  Nominees

        Nominees, such as brokers, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the subscription certificate and submit it to the subscription agent with the proper payment as described under "Payment for Shares" below.

  General

        All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

        We reserve the right to reject any exercise if such exercise is not in accordance with the terms of this rights offering or not in proper form or if the acceptance thereof or the issuance of shares of our common stock thereto could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any subscription certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

Sale of Rights

  The Rights are Transferable

        The rights will be listed for trading on the NYSE under the symbol "GFF RT" subject to notice of issuance. We will use our best efforts to ensure that an adequate trading market for the rights will exist, although no assurance can be given that a market for the rights will develop. Trading in the rights on the NYSE is expected to be conducted beginning on or about September 9, 2008, and continuing until September 18, 2008 (or if the offering is extended, until the extended expiration date). Rights holders are encouraged to contact their broker-dealer, bank, trustee or other nominees for more information about trading of the rights.

  Other Transfers

        The rights evidenced by a subscription certificate may be transferred in whole by endorsing the subscription certificate for transfer in accordance with the accompanying instructions. A portion of the rights evidenced by a single subscription certificate (but not fractional rights) may be transferred by delivering to the subscription agent a subscription certificate properly endorsed for transfer, with instructions to register such portion of the rights evidenced thereby in the name of the transferee and to issue a new subscription certificate to the transferee evidencing such transferred rights. In such event, a new subscription certificate evidencing the balance of the rights, if any, will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the subscription certificate must correspond to the name as written upon the face of the subscription certificate in every particular, without alteration or enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.

        Stockholders wishing to transfer all or a portion of their rights should allow at least five business days prior to the expiration date of the rights offering for (i) the transfer instructions to be received and processed by the subscription agent; (ii) a new subscription certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights, and to the transferor with respect to retained rights, if any; and (iii) the rights evidenced by such new subscription certificate to be exercised or sold by the recipients thereof. Neither we nor the subscription agent nor the dealer manager shall have any liability to a transferee or transferor of rights if subscription certificates are not received in time for exercise or sale prior to the expiration date (or if the offering is extended, on or before five business days prior to the extended expiration date) of the rights offering.

        Except for the fees charged by the subscription agent and dealer manager, which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights, and none of those commissions, fees or expenses will be paid by us, the subscription agent or the dealer manager.

        We anticipate that the rights will be eligible for transfer through, and that the exercise of the primary subscription and the over-subscription right may be effected through, the facilities of the Depository Trust Company, or DTC. Holders of DTC exercised rights may exercise the over-subscription right in respect of such DTC exercised rights by properly completing and duly executing and delivering to the subscription agent, at or prior to 5:00 p.m., New York City time, on the day prior to the expiration date of the rights offering, a nominee holder over-subscription certificate or a substantially similar form satisfactory to the subscription agent, together with payment of the subscription price for the number of shares for which the over-subscription right is to be exercised.

Foreign Stockholders

        Subscription certificates will not be mailed to foreign stockholders. Foreign stockholders will receive written notice of this offering. The subscription agent will hold the rights to which those subscription certificates relate for these stockholders' accounts until instructions are received to exercise the rights, subject to applicable law. If no instructions have been received by 5:00 p.m., New York City time, on September 16, 2008, three business days prior to the expiration date (or, if the offering is extended, on or before three business days prior to the extended expiration date), the subscription agent will use its commercially reasonable efforts to sell the rights of these stockholders. The net proceeds, if any, from the sale of the rights will be remitted to these stockholders.

Payment for Shares

        Participating rights holders may choose between the following methods of payment:

  (1)
  A participating rights holder may send the subscription certificate together with payment for the shares acquired in the subscription right and any additional shares subscribed for pursuant to the over-subscription right to the subscription agent based on the subscription price of $8.50 per share. To be accepted, the payment, together with a properly completed and executed subscription certificate, must be received by the subscription agent at one of the subscription agent's offices set forth above (see "—Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the expiration date.

  (2)
  A participating rights holder may request an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act to send a notice of guaranteed delivery by facsimile or otherwise guaranteeing delivery of (i) payment of the full subscription price for the shares subscribed for in the subscription right and any additional shares subscribed for pursuant to the over-subscription right and (ii) a properly completed and duly executed subscription certificate. The subscription agent will not honor a notice of guaranteed delivery unless a properly completed and duly executed subscription certificate and full payment for the shares is received by the subscription agent at or prior to 5:00 p.m., New York City time, on September 24, 2008 (or, if the offering is extended, by the close of business on the third business day after the extended expiration date).

        All payments by a participating rights holder must be in U.S. dollars by money order or check or bank draft drawn on a bank or branch located in the United States and payable to American Stock Transfer & Trust Company. Payment also may be made by wire transfer to JP Morgan Chase, ABA # 021000021, Account # 323-838707, American Stock Transfer FBO Griffon Corporation, with reference to the rights holder's name. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares.

        The method of delivery of subscription certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date or the date guaranteed payments are due under a notice of guaranteed delivery (as applicable). Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or money order.

        Whichever of the two methods described above is used, issuance of the shares purchased is subject to collection of checks and actual payment. If a participating rights holder who subscribes for shares as part of the subscription right or over-subscription right does not make payment of any amounts due by the expiration date, the date guaranteed payments are due under a notice of guaranteed delivery or within ten business days of the confirmation date, as applicable, the subscription agent reserves the right to take any or all of the following actions: (i) reallocate the shares to other participating rights holders in accordance with the over-subscription right; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the primary subscription and/or the over-subscription right; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for shares.

        All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, whose determinations will be final and binding. We in our sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

        Participating rights holders will have no right to rescind their subscription after receipt of their payment for shares.

Delivery of Stock Certificates

        Stockholders whose shares are held of record by Cede or by any other depository or nominee on their behalf or their broker-dealers' behalf will have any shares that they acquire credited to the account of Cede or the other depository or nominee. With respect to all other stockholders, stock certificates for all shares acquired will be mailed after payment for all the shares subscribed for has cleared, which may take up to 15 days from the expiration date.

Termination

        This offering may only be terminated with the consent of GS Direct or after the termination of the Investment Agreement. See "The Investment Agreement—Termination." If the offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with the offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the offering and return your subscription payment.

Ownership Restrictions

        We will require each rights holder exercising its rights to represent to us in the subscription certificate that, together with any of its affiliates or any other person with whom it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities it will not beneficially own more than 14.99% of our outstanding shares of common stock (calculated immediately upon closing of this offering after giving effect to the Backstop Commitment) as a result of the exercise of rights. With respect to any rights holder who already beneficially owns in excess of 14.99% of our outstanding shares of common stock, we will require such holders to represent to us in the subscription certificate that they will not, via the exercise of their rights, increase their proportionate interest in our common stock.

        Any rights holder found to be in violation of either such representation will have granted to us in the subscription certificate, with respect to any such excess shares, (1) an irrevocable proxy and (2) a right for a limited period of time to repurchase such excess shares at the lesser of the $8.50 per share price and the market price, each as set forth in more detail in the subscription certificate.

ERISA Considerations

        Retirement plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business taxable income under Section 511 of the Code. If any portion of an individual retirement account is used as security for a loan, the portion so used is also treated as distributed to the IRA depositor. The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules that may impact the exercise of rights. Due to the complexity of these rules and the penalties for noncompliance, retirement plans should consult with their counsel and other advisers regarding the consequences of their exercise of rights under ERISA and the Code.

ESOP

        We maintain the Griffon Corporation Employee Stock Ownership Plan (the "ESOP") which holds shares of our common stock. Shares held by the ESOP will be eligible to participate in this offering. Only the ESOP trustee, in its sole discretion, may determine whether and to what extent to exercise the rights associated with the shares of our common stock held in the ESOP. If the ESOP trustee determines that such rights will not be exercised, the ESOP trustee may determine to sell the rights into the marketplace and use the proceeds of such sale to acquire shares of common stock in the secondary market.

Distribution Arrangements

        Lazard Capital Markets LLC, which is a broker-dealer and member of the Financial Industry Regulatory Authority, will act as dealer manager for this offering. Under the terms and subject to the conditions contained in the dealer manager agreement, the dealer manager will provide marketing services in connection with this offering and will solicit the exercise of rights and participation in the over-subscription right. This offering is not contingent upon any number of rights being exercised. We have agreed to pay the dealer manager a fee of $100,000 for its marketing services. In addition, we have agreed to reimburse the dealer manager for its expenses incurred in connection with this offering.

        We have agreed to indemnify the dealer manager for, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended. The dealer manager agreement also provides that the dealer manager will not be subject to any liability to us in rendering the services contemplated by the dealer manager agreement except for any act of bad faith or gross negligence of the dealer manager.

        The principal business address of the dealer manager is: 30 Rockefeller Plaza, New York, NY 10020.

        We have engaged Lazard Frères & Co. LLC as our financial advisor in connection with this offering and are obligated to pay a financial advisory fee of the greater of $1,000,000 and 0.5% of the gross proceeds of this offering, the Backstop Commitment and the Additional GS Purchase Commitment (against which will be credited the $100,000 dealer manager fee payable to Lazard Capital Markets LLC). The dealer manager, Lazard Frères & Co. LLC and their respective affiliates have provided in the past and may provide to us from time to time in the future in the ordinary course of their business certain financial advisory, investment banking and other services for which they will be entitled to receive fees. We have also agreed to retain Lazard Frères & Co. LLC as the Company's investment banker in connection with any other significant transaction involving us and any third party prior to the earlier of the termination or consummation of this offering. The relationship between Lazard Frères & Co. LLC and Lazard Capital Markets LLC is governed by a business alliance agreement between their respective parent companies, pursuant to which Lazard Frères & Co. LLC referred this offering to Lazard Capital Markets LLC.

        Prior to the expiration of this offering, the dealer manager may independently offer for sale shares, including shares acquired through purchasing and exercising the rights, at prices it sets. The dealer manager may realize profits or losses independent of any fees described in this prospectus.

THE INVESTMENT AGREEMENT

The Backstop Commitment

        We have entered into an investment agreement with GS Direct, an affiliate of Goldman, Sachs & Co., under which GS Direct has agreed, subject to the terms and conditions therein, to purchase from us, at the subscription price, a number of shares of common stock equal to (x) 20,000,000 (the aggregate number of shares of common stock issuable upon the exercise of the rights issued in this offering) minus (y) the number of shares of common stock subscribed for and purchased as part of this offering, which transaction we refer to as the Backstop Commitment.

The Additional GS Purchase Commitment

        In addition, subject to the terms and conditions in the Investment Agreement, in the event GS Direct acquires less than 10,000,000 shares of common stock in the Backstop Commitment (such number of shares less than 10,000,000, the "Shortfall Amount"), GS Direct has committed to purchase from us an additional number of shares of common stock equal to the Shortfall Amount at the subscription price, which commitment we refer to as the Additional GS Purchase Commitment. We have agreed to pay GS Direct a commitment fee equal to $850,000 in connection with the Additional GS Purchase Commitment.

Preferred Stock

        In the event that, after giving effect to the Backstop Commitment, GS Direct would beneficially own greater than 27.9% (or such lesser amount as provided in the Investment Agreement) (the "Voting Cap Percentage") of the aggregate ordinary voting power of all shares of our voting stock, we have agreed to issue and sell to GS Direct, and GS Direct has agreed to purchase from us, shares of non-cumulative, non-voting Series C preferred stock (which is convertible into shares of common stock) (the "Preferred Stock") in lieu of shares of common stock issuable in the Backstop Commitment to the extent necessary to provide that following any purchase under the Investment Agreement, GS Direct would not beneficially own greater than the Voting Cap Percentage of the aggregate voting power of all shares of our voting stock. Each such share of Preferred Stock will be sold at a price equal to 100 times the subscription price, and the conversion rate of such shares of Preferred Stock to our common stock is one to one hundred (100), subject to adjustment as provided in the Certificate of Designation creating the Preferred Stock, which conversion rate, as in effect from time to time, we refer to as the Conversion Rate.

        The Preferred Stock carries a liquidation preference of $0.25 per share and is entitled to dividends in an amount equal to the Conversion Rate multiplied by the amount per share paid on our common stock, if any. In addition, each share of Preferred Stock may be converted on any date, at the option of the holder thereof, into the number of shares of common stock equal to the Conversion Rate in effect at such time; provided only such number of shares of Preferred Stock may be converted to common stock as would not cause the holder to become the beneficial owner, directly or indirectly, of shares of our capital stock that would entitle it to exercise in excess of the Voting Cap Percentage of the aggregate ordinary voting power of all shares of our voting stock. Although we are not entitled to redeem the Preferred Stock at our election, we may, at our election, convert each and every share of the Preferred Stock into the number of shares of common stock equal to the Conversion Rate in effect on the date of such election at any time between the announcement of a bona fide proposal to be submitted to a stockholder vote and the record date for such vote if we have received the written advice of counsel that such counsel is unable to opine that the holders of the Preferred Stock would not be entitled to vote together as a separate class on such matter (provided that the primary purpose of such proposal is not to alter, amend or repeal in whole or in part, by merger or otherwise, the

Certificate of Designation so as to adversely affect the powers, preferences or special rights of the shares of Preferred Stock).

Governance Arrangements

        Under the Investment Agreement, from the Investment Agreement Closing until the earlier of (i) the date on which GS Direct ceases to beneficially own 10% or more of our total equity and (ii) the date on which our common stock ceases to be registered under Section 12 of the Exchange Act, the majority of our board of directors (which, per our charter, will have between 12 and 14 members at the Investment Agreement Closing) will be independent, and GS Direct will be entitled to nominate up to four people (each subject to review and approval of our nominating committee) to serve on our board of directors as follows:

  •
  for so long as GS Direct owns 29.9% or more of our total equity, it has the right to nominate four people to serve on our board of directors;

  •
  for so long as GS Direct owns less than 29.9% but at least 20% of our total equity, it has the right to nominate three people to serve on our board of directors;

  •
  for so long as GS Direct owns less than 20% but at least 15% of our total equity, it has the right to nominate two people to serve on our board of directors; and

  •
  for so long as GS Direct owns less than 15% but at least 10% of our total equity, it has the right to nominate one person to serve on our board of directors.

        Effective as of the Investment Agreement Closing, the Company will cause to be elected to the board the number of GS Direct representatives (not to exceed two) that GS Direct would be entitled to nominate after giving effect to the closing based on the foregoing. The remaining GS Direct nominees, if any, will be nominated at the next annual meeting of stockholders of the company.

        Our nominating committee will designate the remainder of the slate of directors, and we have agreed to recommend that our stockholders vote in favor of the slate of directors designated by the nominating committee (which shall include the GS Direct nominees), and GS Direct has agreed to vote in favor of (and against the removal of any director that was on) the slate of directors designated by the nominating committee.

        If, for any reason, a person designated by GS Direct to serve as its nominee on our board of directors is not elected to our board of directors, we will exercise all authority under applicable law to cause such person to be elected to our board of directors. GS Direct has also agreed with us that, if, at any time, the number of people it is entitled to designate as its nominees on our board of directors would decrease based on its total equity ownership as set out above, it will use its reasonable best efforts to cause certain of its nominees on our board of directors to resign so that the number of its director nominees serving on our board of directors after such resignations equals the number of nominees it would have been entitled to designate had an election of directors taken place at such time, unless GS Direct advises us of its intention to purchase additional shares of voting stock and actually purchases a sufficient number of shares to maintain such entitlement within 90 days after giving us such notice.

        Also during this time period, in the event GS Direct holds greater than 29.9% of the aggregate ordinary voting power of all shares of our voting stock (such excess, the "Excess Voting Stock"), on any matter submitted for a shareholder vote (except the election or removal of directors) GS Direct shall cause the Excess Voting Stock to be voted in the same proportion of all other voting stock voted with respect to such matter.

        Finally, for as long as GS Direct is entitled to nominate at least one individual to serve on our board of directors under the Investment Agreement, we also have agreed to cause our board of directors to create and maintain a finance committee consisting of five members. Two of these members will be directors that were nominated by GS Direct for so long as GS Direct is entitled to nominate two or more people to serve on our board of directors. In the event that GS Direct is entitled to nominate only one person to serve on our board of directors, then that one person will be entitled to be a member of the finance committee. The other members of the committee will be non-GS Direct directors. The finance committee shall review and consider: (1) acquisitions of assets or voting securities in excess of $50,000,000, (2) mergers or change of control transactions involving us or our subsidiaries, (3) our liquidation, dissolution or reorganization, (4) the sale or other disposition of all or substantially all of our assets, (5) offerings or sales of certain voting securities for cash in an aggregate amount in excess of $50,000,000, other than issuances of securities upon conversion of convertible securities currently outstanding and other than pursuant to option and other incentive compensation plans, underwritten offerings or any merger, joint venture, business combination or other similar transaction, and any offerings of equity of any material subsidiary of the company and (6) material capital expenditures in excess of our capital expenditure budget, following which it shall make a non-binding recommendation to the full board of directors.

Standstill; Transfer Restrictions

        The Investment Agreement also provides that, until the earlier of (i) the date on which GS Direct ceases to beneficially own 10% or more of our total equity (which term assumes conversion of the Preferred Stock into common stock at the applicable conversion rate) and (ii) the date on which our common stock ceases to be registered under Section 12 of the Exchange Act, subject to certain exceptions set forth in the Investment Agreement, GS Direct may not purchase or otherwise acquire or offer to acquire additional shares, or rights or options to acquire additional shares, of our voting stock, except pursuant to the Backstop Commitment and the Additional GS Purchase Commitment. However, should GS Direct's total equity ownership percentage decrease as a result of an issuance of voting stock by us (other than certain specified issuances), GS Direct has the right to acquire in the secondary market such additional number of shares of our common stock as necessary to maintain the percentage of total equity that it owned prior to such issuance. In addition, for the same period, GS Direct has agreed not to sell or otherwise transfer any of its shares of our common stock or Preferred Stock except to its affiliates or to persons that will not own, after such transfer, 10% or more of our voting stock or pursuant to registered underwritten offerings.

        The foregoing restrictions shall not prohibit GS Direct from making an acquisition proposal directly to our board of directors, provided that, (1) in the event that our board of directors shall thereafter determine to commence a process with respect to a potential acquisition proposal, we shall permit GS Direct to participate in such process and (2) if pursuant to actions taken by our board of directors following receipt of the GS Direct proposal, our board of directors determinates to accept and recommend an alternative proposal that it believes is superior, GS Direct agrees to vote its shares with respect to such alternative proposal in the same proportion as all other shares are voted on such proposal.

Registration Rights

        We have agreed to provide certain customary registration rights to GS Direct in connection with the shares of common stock it acquires under the Backstop Commitment and the Additional GS Purchase Commitment. Our obligations pursuant to the registration rights agreement, however, do not become effective until one year from the Investment Agreement Closing.

Closing Conditions

        Closing of the transactions contemplated by the Investment Agreement is subject to satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement, consummation of the rights offering and the receipt of all requisite approvals and authorizations of, filings in accordance with, and notifications to, or expiration or termination of any applicable waiting period under applicable antitrust, competition and merger control laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the competition or merger control laws of Germany and Austria. The Investment Agreement Closing also is subject to the satisfaction or waiver of the purchase commitment by our Chief Executive Officer, Ronald J. Kramer, to acquire at least 500,000 shares of common stock at a price per share equal to $8.50, which we refer to as the CEO Purchase Commitment. No financial advisory fees are payable with respect to the CEO Purchase Commitment.

        We and GS Direct filed a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission, or the FTC, and the Antitrust Division of the Department of Justice, or the Antitrust Division, in connection with GS Direct's purchase of common stock under the Backstop Commitment and the Additional GS Purchase Commitment on August 18, 2008. We provided a revised response to one of the HSR Form items to the FTC on August 27, 2008. The required waiting period will expire at 11:59 p.m., New York City time, on September 26, 2008, unless earlier terminated by the FTC and the Antitrust Division or we receive a request for additional information or documentary material prior to that time. On August 19, 2008, the parties filed the required antitrust notification in Austria under Section 9 of the Cartel Act. The required waiting period will expire at 11:59 p.m. on September 16, 2008, unless earlier terminated or extended. On August 19, 2008, the parties filed their required premerger notification in Germany pursuant to Section 39 of the Act Against Restraints on Competition. The required waiting period will expire at 11:59 p.m. on September 19, 2008, unless earlier terminated or extended. On August 28, 2008, the parties filed the required notification under Article 8884/94 of the Brazilian Federal Law with the Brazilian antitrust authority, known as CADE. This filing is non-suspensive in nature.

Termination

        The Investment Agreement may be terminated at any time prior to the closing of the Backstop Commitment and the Additional GS Purchase Commitment, if any:

  •
  by mutual written agreement of GS Direct and us;

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  by either party, in the event the Investment Agreement Closing does not occur by December 31, 2008;

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  by either party, if any governmental entity shall have taken action prohibiting any of the contemplated transactions;

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  by either party, if we enter into a definitive agreement with respect to a merger, joint venture, business combination or other similar transaction or direct or indirect acquisition of 50% or more of our total voting power or all or substantially all of our consolidated total assets that our board of directors determines in the exercise of its fiduciary duties is in the best interests of our stockholders (a "Superior Transaction") (subject to payment of the termination fee described below); and

  •
  by us, if, in response to a notice we send to GS Direct of an event that would reasonably be expected to cause a breach of our representations and warranties in the Investment Agreement, we receive notice from GS Direct of its intent to reserve any rights it may have to not close due to such event.

        We are required to pay GS Direct a termination fee equal to 3% of the product of the number of shares of common stock issuable upon exercise of the rights and the rights subscription price of $8.50, which is $5,100,000, in the event the Investment Agreement is terminated by reason of us entering into a definitive agreement with respect to a Superior Transaction.

Expenses

        We have agreed to reimburse GS Direct for all reasonable and actual out-of-pocket expenses it incurs in connection with the Investment Agreement and the transactions contemplated thereby up to a maximum amount of $1,500,000 if the Backstop Commitment and Additional GS Purchase Commitment, if any, are consummated or if the Investment Agreement is terminated due to circumstances other than (1) a failure to obtain antitrust and other competition regulatory approvals or (2) a failure to close by December 31, 2008 with GS Direct then in breach of the Investment Agreement. We have also agreed to reimburse GS Direct for 50% of all filing fees incurred in connection with antitrust and other competition filings required under the Investment Agreement.

Indemnification

        We have agreed to indemnify GS Direct and its affiliates and each of their respective officers, directors, partners, employees, agents and representatives for losses arising out of the rights offering and this registration statement and prospectus (other than with respect to statements made in reliance on information provided to us in writing by GS Direct for use herein) and claims, suits or proceedings challenging the authorization, execution, delivery, performance or termination of this offering, the Investment Agreement and certain ancillary agreements and/or any of the transactions contemplated thereby (other than losses attributable to the acts, errors or omissions of GS Direct in violation of the Investment Agreement).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion sets forth the material Federal income tax consequences of the receipt of rights in this offering and of the exercise, sale or other disposition and expiration of those rights to U.S. holders (as defined below) of our common stock that hold such stock as a capital asset for Federal income tax purposes. This discussion is based upon existing United States Federal income tax law, which is subject to differing interpretations or change (possibly with retroactive effect). This discussion applies only to U.S. holders and does not address all aspects of Federal income taxation that may be important to particular holders in light of their individual investment circumstances or to holders who may be subject to special tax rules, including, without limitation, holders of preferred stock, partnerships (including any entity or arrangement treated as a partnership for Federal income tax purposes), holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, non-U.S. holders, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below.

        We have not sought, and will not seek, a ruling from the Internal Revenue Service (the "IRS") regarding the Federal income tax consequences of this offering or the related share issuance. The following discussion does not address the tax consequences of this offering or the related share issuance under foreign, state, or local tax laws. Accordingly, each holder of common stock is urged to consult its tax advisor with respect to the particular tax consequences of this offering or the related share issuance to such holder.

        For purposes of this description, a "U.S. holder" is a holder that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S. or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

Receipt of the Rights

        The distribution of the rights should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code of 1986, as amended (the "Code"). This position is not binding on the IRS, or the courts, however. If this position is finally determined by the IRS or a court to be incorrect, the fair market value of the rights would be taxable to holders of our common stock as a dividend to the extent of the holder's pro rata share of our earnings and profits.

        The distribution of the rights would be taxable under Section 305(b) of the Code if it were a distribution or part of a series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some of our stockholders and an increase in the proportionate interest of other of our stockholders in Griffon's assets or earnings and profits. Distributions having this effect are referred to as disproportionate distributions. Our outstanding convertible indebtedness, by its terms, will adjust as a result of the rights offering and we will adjust the terms of our outstanding stock options to prevent the rights offering from being part of a disproportionate distribution. The adjustments should prevent the distribution of the rights from being considered part of a disproportionate distribution. In addition, the terms of our restricted stock plan provide for the crediting of shares of restricted stock held by certain of our employees against the holder's employment tax obligations when those shares vest, and the terms of our stock options provide for the crediting of shares underlying such options against the holder's employment tax obligations when those options are exercised. While the holders of our restricted stock and stock options could be treated as receiving cash with respect to their shares in these transactions, the transactions are unlikely to cause the distribution of the rights to be considered part of a disproportionate distribution because of their infrequency, their resemblance to redemptions for U.S. federal income tax purposes, and their relatively small size.

        The remaining description assumes that holders of our common stock will not be subject to U.S. federal income tax on the receipt of a right.

Tax Basis and Holding Period of the Rights

        If the aggregate fair market value of the rights at the time they are distributed is less than 15% of the aggregate fair market value of our common stock at such time, the basis of the rights issued to you will be zero unless you elect to allocate a portion of your basis of previously owned common stock to the rights issued to you in this offering. However, if the aggregate fair market value of the rights at the time they are distributed is 15% or more of the aggregate fair market value of our common stock at such time, or if you elect to allocate a portion of your basis of previously owned common stock to the rights issued to you in this offering, then your basis in previously owned common stock will be allocated between such common stock and the rights based upon the relative fair market value of such common stock and the rights as of the date of the distribution of the rights. Thus, if such an allocation is made and the rights are later exercised, the basis in the common stock you originally owned will be reduced by an amount equal to the basis allocated to the rights. This election is irrevocable if made and would apply to all of the rights received pursuant to the rights offering. The election must be made in a statement attached to your Federal income tax return for the taxable year in which the rights are distributed.

        The holding period for the rights received in the rights offering will include the holding period for the common stock with respect to which the rights were received.

Sale or Other Disposition of the Rights

        If a U.S. holder sells or otherwise disposes of the rights received in the rights offering prior to the expiration date, the U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of any property received and the holder's tax basis, if any, in the rights sold or otherwise disposed of. Any capital gain or loss will be long-term capital gain or loss if the holding period for the rights, determined as described in "—Tax Basis and Holding Period of the Rights" above, exceeds one year at the time of disposition.

Expiration of the Rights

        If the rights expire without exercise while you continue to hold the shares of our common stock with respect to which the rights are received, you will recognize no loss and your tax basis in the common stock with respect to which the rights were received will equal its tax basis before receipt of the rights. If the rights expire without exercise after you have disposed of the shares of our common stock with respect to which the rights are received, you should consult your tax advisor regarding your ability to recognize a loss (if any) on the expiration of the rights.

Exercise of the Rights; Tax Basis and Holding Period of the Shares

        The exercise of the rights received in the offering will not result in any gain or loss to you. Generally, the tax basis of common stock acquired through exercise of the rights will be equal to the sum of:

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  the subscription price per share; and

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  the basis, if any, in the rights that you exercised, determined as described in "—Tax Basis of the Rights" above.

        The holding period for a share of common stock acquired upon exercise of a right begins with the date of exercise.

        If you exercise the rights received in the offering after disposing of the shares of our common stock with respect to which the rights are received, you should consult your tax advisor regarding the potential application of the "wash sale" rules under Section 1091 of the Code.

Sale or Other Disposition of the Rights Shares

        If a U.S. holder sells or otherwise disposes of the shares received as a result of exercising a right, such U.S. holder's gain or loss recognized upon that sale or other disposition will be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss will be long-term if the share has been held at the time of sale for more than one year.

Information Reporting and Backup Withholding

        Payments made to you of proceeds from the sale of rights or rights shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

 LEGAL MATTERS

        The validity of the rights and the shares of common stock offered by this prospectus have been passed upon for us by Dechert LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the dealer manager by Gibson Dunn & Crutcher LLP, New York, New York.

EXPERTS

        The consolidated financial statements and schedules as of and for the years ended September 30, 2007 and 2006 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 19, 2008 have been so incorporated in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements for the year ended September 30, 2005 before the effects of the adjustments to retrospectively apply the discontinued operations described in Note 2 of the Current Report on Form 8-K dated August 19, 2008, incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The adjustments to those consolidated financial statements to retrospectively apply the discontinued operations described in Note 2 have been audited by Grant Thornton LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended September 30, 2005 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 19, 2008, for the year ended September 30, 2007, have been so incorporated in reliance of the reports of (i) PricewaterhouseCoopers LLP which contains an explanatory paragraph relating to the Company's revision of its consolidated financial statements and solely with respect to those consolidated financial statements before the effects of the adjustments to retrospectively apply the discontinued operations described in Note 2 and (ii) Grant Thornton LLP solely with respect to the adjustments to those consolidated financial statements to retrospectively apply the discontinued operations described in Note 2, given on the authority of such firms as experts in auditing and accounting.

INCORPORATION BY REFERENCE

        We "incorporate by reference" certain documents that we have filed with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference our:

  •
  Annual report on Form 10-K for the year ended September 30, 2007 filed with the SEC on November 29, 2007 (other than Items 6, 7 and 8, which are incorporated by reference in our Current Report on Form 8-K filed with the SEC on August 19, 2008);

  •
  Quarterly reports on Form 10-Q for the quarter ended December 31, 2007 filed with the SEC on February 11, 2008, for the quarter ended March 31, 2008 filed with the SEC on May 12, 2008 and for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008;

  •
  Current reports on Form 8-K filed with the SEC on November 8, 2007, January 4, 2008, March 14, 2008, March 20, 2008, April 4, 2008, May 14, 2008, June 3, 2008, June 27, 2008, August 13, 2008, August 19, 2008 and August 25, 2008; and

  •
  The section entitled "Description of Capital Stock—Common Stock" located on page 50 of Amendment No. 1 to our Registration Statement on Form S-4 filed with the SEC on June 9, 2004.

        We incorporate by reference the documents listed above and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering of securities described in this prospectus; provided, however, that notwithstanding the foregoing, unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

        You may obtain documents incorporated by reference into this prospectus at no cost by writing or telephoning us at the following address:

Griffon Corporation
Attention: Patrick L. Alesia, Chief Financial Officer
100 Jericho Quadrangle
Jericho, New York 11753
(516) 938-5544

        Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We make periodic filings and other filings required to be filed by us as a reporting company under sections 13 and 15(d) of the Exchange Act. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that we file with the SEC. Also visit us at www.griffoncorp.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus.

        You may obtain copies of this prospectus and the documents incorporated by reference without charge by writing to our corporate secretary at 100 Jericho Quadrangle, Jericho, New York 11753. You may refer any questions regarding this rights offering to MacKenzie Partners, Inc., our information agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Collect: (212) 929-5500
Toll-free: (800) 322-2885
Email: rightsoffering@mackenziepartners.com

        For information regarding replacement of lost rights certificates, you may contact American Stock Transfer & Trust Company, our subscription agent, by calling: (877) 248-6417 or (718) 921-8317 or contacting the subscription agent at the appropriate address below:

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

GRIFFON CORPORATION

Up to 30,500,000 Shares of Common Stock
Issuable Upon Exercise of Rights to Subscribe for Such Shares at $8.50 per Share,
a Backstop Commitment and the Additional Purchase Commitments
Up to 125,000 Shares of Series C Preferred Stock

August 28, 2008